EXHIBIT 99.1

Addex Strategic Partner Successfully Completes Phase 1 in Japan with ADX71149

Setting Up Global Expansion of Phase 2 Clinical Evaluation in Epilepsy Patients

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 15, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, has successfully completed Phase 1 studies in Japan with JNJ-40411813 (ADX71149). ADX71149 is a selective metabotropic glutamate type 2 (mGlu2) receptor positive allosteric modulator (PAM). The successful completion of this Phase 1 safety program will enable centers in Japan to be included in a potential global development of ADX71149 for the treatment of epilepsy.

“ADX71149 is currently in a transatlantic Phase 2 epilepsy study. The successful completion of safety studies is important so that Japan can be included in a potential global development program of ADX71149 for the treatment of epilepsy,” said Tim Dyer CEO of Addex. “The ongoing study of ADX71149 in epilepsy patients is on track to deliver interim results in Q3 2022, which will guide future development. Furthermore, our lead program, dipraglurant, is on track to report data from its Phase 2 blepharospasm study in Q1 2022 as well as data from a pivotal Phase 2b/3 Parkinson’s disease dyskinesia study in Q4 2022.”

The previously announced multi-center Phase 2 study will assess the efficacy, safety, tolerability and pharmacokinetics of adjunctive ADX71149 administration in patients with focal onset seizures with suboptimal response to levetiracetam. The primary objective of the study is to evaluate the efficacy of ADX71149 in combination with levetiracetam using a time-to-event endpoint.

Glutamate mGlu2 Receptors and Epilepsy
Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. There is still an urgent need for more effective treatments for epilepsy, with improved tolerability and safety. JNJ-40411813 (ADX71149) was described in the Eilat 15 conference summary review as a promising novel approach currently in development (Bialer et al., 2020. Epilepsia). Proof of concept data with JNJ-40411813 (ADX71149) and other mGlu2 PAMs in animal models of epilepsy have been published in peer-reviewed journals (Metcalf et al., 2017 and 2018. Epilepsia).

About the Collaboration
Under the research collaboration and license agreement, Addex granted Janssen Pharmaceuticals, Inc. an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.